Ecopetrol announces the implementation of measures designed to ensure the proper representation of Shareholders at the Extraordinary Meeting scheduled for September 15, 2026

Bogota D.C., August 28, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) hereby announces that, in accordance with the requirements set forth in Part III, Title I, Chapter VI of the Legal Basic Circular issued by the Financial Superintendence of Colombia (C.E. 006 of 2025), the following measures will be adopted to ensure the proper representation of shareholders at the Extraordinary Shareholders’ Meeting scheduled for September 15, 2026:

•	Inform shareholders of their right to be represented at the meeting by proxy, and specify the legal requirements applicable to the powers of attorney granted for such representation.

•	Instruct those responsible for verifying the powers of attorney submitted by shareholders that they must not accept any powers of attorney that fail to comply with the minimum legal requirements, and that no power of attorney may be accepted unless the name of the designated representative is clearly stated.

•	Remind Ecopetrol’s managers and employees that: (i) they must not suggest or determine the names of shareholders’ proxies; (ii) they must not recommend that shareholders vote for any particular list; and (iii) they must not suggest, coordinate, or agree with shareholders on the submission of proposals at the Meeting, nor on voting for or against any proposal submitted at the Meeting.

•	Prohibit the granting of powers of attorney to individuals who are directly or indirectly related to the management of Ecopetrol or are employees of Ecopetrol.

•	Remind employees that, except in cases of legal representation, they may not, while acting in their official capacity, represent at the Meeting any shares other than those they personally own.

•	Designate the Corporate Legal Vice Presidency and the General Secretariat as the areas responsible for reviewing and verifying the powers of attorney.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co